UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: May 5, 2003

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay	
Suite 4200	**77002**
Houston, Texas	(Zip code)
(Address of principal executive offices)	

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 9. Regulation FD Disclosure

On May 4, 2003, EOG Resources, Inc. (EOG) issued a press release announcing first quarter 2003 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. The information furnished under Item 9. Regulation FD Disclosure is intended to be furnished under Item 12. Results of Operations and Financial Condition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: May 5, 2003

By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President, Accounting
and Land Administration
(Principal Accounting Officer)

EXHIBIT INDEX

99.1   - Press Release of EOG Resources, Inc. dated May 4, 2003